UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY
(Exact name of the registrant as specified in its charter)

Ireland	001-31560	98-1597419
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

121 Woodlands Avenue 5

Singapore	739009
(Address of principal executive offices)	(Zip code)

James C. Lee Executive Vice President, Chief Legal Officer and Corporate Secretary (510) 661-1975
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒                           Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐                         Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report of Seagate Technology Holdings public limited company (“Seagate”), filed as Exhibit 1.01 hereto, are publicly available at www.seagate.com/esg/.

Seagate’s responsible sourcing of minerals policy is publicly posted at https://www.seagate.com/content/dam/seagate/assets/sustainability/files/seagate-responsible-sourcing-policy-2026.pdf.

Seagate’s products contain tin, tungsten, tantalum, and gold (“3TG”) necessary to their functionality or production.

Item 1.02 Exhibit

Seagate has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY

Date: June 1, 2026	By:	/s/ James C. Lee
	Name:	James C. Lee
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

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